BioHarvest Sciences Strengthens Balance Sheet by $14.7 Million with Injection of $10.9 Million Gross Proceeds and additional $3.8 Million in Debt Reduction

Rehovot, Israel – September 22, 2025 – BioHarvest Sciences Inc. (NASDAQ: BHST) (“BioHarvest” or the “Company”), a biotechnology company pioneering its patented Botanical Synthesis technology platform, today announced the successful completion of a series of accelerated warrant exercises and conversions of debt to equity, which fortifies the Company’s balance sheet with an additional $10.9 million in gross proceeds and a concurrent $3.8 million reduction in total debt.

The following are the transactions which were executed subsequent to the Company’s published Q2 2025 Financial  Statements:

1.Successfully raised $5.8 Million in incremental cash through the exercising of 898,277 warrants;

2.Raised an additional $5.1 Million proceeds from the issuance of new Convertible Notes to multiple accredited investors that were subsequently converted into common shares;

3.Converted $1.8 Million of pre-existing Convertible Notes into common shares;

4.Repaid $1.4 Million of Long-Term Debt following lenders exercising 214,915 warrants; and

5.Repaid $0.6 Million of Short-Term Debt via the issuance of shares

The series of transactions were designed to deleverage the balance sheet and provide additional cash runway in support of the Company’s continued growth. To achieve this objective, the Company offered existing warrant holders and convertible loan holders a short-term reduction of the warrant exercise price and convertible loan conversion price of $ 6.50, representing a modest discount to the 90-day trading average. This resulted in the majority of warrants’ holders opting to exercise their rights and in lenders acting to convert their convertible notes. As a result, 1,113,192 warrants were exercised into 1,113,192 ordinary shares, $6.9 Million of convertible notes were converted into 1,058,261 ordinary shares and an additional 88,213 ordinary shares were issued in consideration of $0.6 Million short-term repayment.

Following this transaction, the Company has approximately $6.6 Million of Total Debt (Short Term debt of $3.6 Million, Long Term debt of $3 Million).

The gross proceeds from this transaction totalling $10.9 Million in cash will be used for capital expenditures linked to the building of new capacity, refinancing of remaining debt and working capital for general purposes.

CEO Ilan Sobel said: “This represents a pivotal capital markets milestone for BioHarvest, helping to fortify our balance sheet by adding incremental cash and significantly reducing our debt levels, while concurrently providing us with the financial flexibility to accelerate our growth initiatives across both our Products and CDMO services divisions. I look forward to continued operational execution in the months ahead as we strive to create value for our shareholders.”

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHST@mzgroup.us